FILED PURSUANT TO RULE 424(b)(3)

REGISTRATION NO. 333-112169

SUPPLEMENT NO. 12 DATED JULY 19, 2005

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), Supplements No. 8, 9, 10 and 11, and this Supplement No. 12.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 8
Our Properties	S – 9
Unit Redemption Program	S –11

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Marriott,” “Courtyard by Marriott,” “Residence Inn,” “TownePlace Suites,” “Springhill Suites” and “Fairfield Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Six, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Hilton Garden Inn” and “Homewood Suites” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Six, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 21, 2005, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	52,810,878	580,919,661	522,827,706

Total	57,572,783	$630,919,661	$567,827,706

RECENT DEVELOPMENTS

On June 14, 2005, one of our wholly-owned subsidiaries entered into a series of contracts for the potential purchase of multiple entities that hold a total of 19 hotels. On June 24, 2005, our subsidiary closed on the purchase of five entities under these contracts. Each entity holds one hotel and the aggregate gross purchase price for these five purchases was $43,332,325. The purchase contracts that relate to the other 14 hotels remain in effect, although there can be no assurance at this time that any further closings will occur under this series of contracts.

On June 21, 2005, several of our wholly-owned subsidiaries entered into separate purchase contracts for the potential purchase of seven hotels. On June 30, 2005, we closed, through our subsidiaries, on the purchase of five hotels under these contacts. The aggregate gross purchase price for these five purchases was $38,000,000. Purchase contracts for two other hotels remain in effect, although there can be no assurance at this time that any closings will occur under these contracts.

On July 8, 2005, one of our wholly-owned subsidiaries purchased one hotel, for a gross purchase price of $12,780,000, under a purchase contract applying to five hotels. The other four hotels remain under construction and the purchase contract remains in effect for each of them, although there can be no assurance at this time that any further closings will occur under the contract.

The total gross purchase price for these purchases, which resulted in our ownership of 11 additional hotels, was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay $1,882,247, representing 2% of the total gross purchase price for the recent purchases, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 31 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview of Recent Purchases

Our recent purchases, through our subsidiaries, have resulted in our indirect ownership of 11 additional hotels. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)
Albany, Georgia	Courtyard by Marriott	Sunbelt-CAG, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Dothan, Alabama	Hampton Inn & Suites	Sunbelt-IDA, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Columbus, Georgia	Residence Inn	Sunbelt-RCG, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Huntsville, Alabama	Residence Inn	Sunbelt-Huntsville II, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Lakeland, Florida	Residence Inn	RI-Lakeland, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Arlington, Texas	TownePlace Suites	Apple Six Hospitality Texas, L.P.	Apple Six Services II, L.P.	Texas Western Management Partners, L.P.

Arlington, Texas	SpringHill Suites	Apple Six Hospitality Texas, L.P.	Apple Six Services II, L.P.	Texas Western Management Partners, L.P.

Las Colinas, Texas	TownePlace Suites	Apple Six Hospitality Texas, L.P.	Apple Six Services II, L.P.	Texas Western Management Partners, L.P.

Tempe, Arizona	SpringHill Suites	Apple Six Hospitality Ownership, Inc.	Apple Six Services II, L.P.	Texas Western Management Partners, L.P.

Tempe, Arizona	TownePlace Suites	Apple Six Hospitality Ownership, Inc.	Apple Six Services II, L.P.	Texas Western Management Partners, L.P.

Wallingford, Connecticut	Homewood Suites	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc.	White Lodging Services Corporation

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	All hotels listed (except the hotel in Connecticut) were purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements, the pending purchase contracts and any related documents.

Pending Purchase Contracts

As indicated in a prior section, a series of purchase contracts remains in effect for entities holding 14 other hotels. If closings occur under these contracts, the manager would be LBAM-Investor Group, L.L.C., which is managing five of our recently purchased hotels. The 14 hotels involved are described in the table below:

	Hotel	Franchise	Hotel Owner (name of entity to be purchased)	Number of Rooms (a)	Purchase Price
1	Dothan, Alabama	Courtyard by Marriott	Blumberg-Dothan Motel II, L.L.C.	78	$8,015,603
2	Panama City, Florida	Courtyard by Marriott	Sunbelt-CPC, L.L.C.	84	9,244,916
3	Pensacola, Florida	Courtyard by Marriott	Sunbelt Hotel Enterprises, Inc.	90	11,369,099
4	Tuscaloosa, Alabama	Courtyard by Marriott	Sunbelt Hotel Enterprises, Inc.	78	7,551,120
5	Valdosta, Georgia	Courtyard by Marriott	Sunbelt-FCF, L.L.C.	84	8,284,444
6	Birmingham, Alabama	Fairfield Inn	Sunbelt Hotel Enterprises, Inc.	63	2,175,770
7	Huntsville, Alabama	Fairfield Inn	Sunbelt-Huntsville, L.L.C.	79	4,954,453
8	Orange Park, Florida	Fairfield Inn	Sunbelt FOF, L.L.C	83	7,220,699
9	Pensacola, Florida	Fairfield Inn	Davis Highway, Motel, Inc.	63	4,858,034
10	Tuscaloosa, Alabama	Fairfield Inn	Sunbelt Hotel Enterprises, Inc.	63	3,981,860
11	Pensacola, Florida	Hampton Inn & Suites	Sunbelt-IPF, L.L.C.	85	9,279,367
12	Clearwater, Florida	Springhill Suites	Sunbelt Hotels-Florida II, L.L.C.	79	6,922,903
13	Montgomery, Alabama	Springhill Suites	Sunbelt Hotel Properties II, L.L.C.	79	6,834,944
14	Savannah, Georgia	Springhill Suites	Sunbelt Hotels-Georgia, L.L.C.	79	5,407,075

			Total	1,087	$96,100,287

Note for Table:

(a)	Two hotels (listed as 2 and 12 above) are under construction. The number of rooms for these hotels refers to the expected number of rooms upon completion.

The purchase contracts also contemplate that our purchasing subsidiary would assume existing loans secured by 10 of these hotels. The aggregate original principal balance for these loans was approximately $33,920,000 and the current principal balance is approximately $30,900,000. The loans have annual fixed interest rates that range from 6.8% to 8.52% and have maturity dates that range from April 1, 2008 to January 11, 2013. The table below describes these loans in more detail:

Hotel	Franchise	Original Principal Balance (a)	Interest Rate	Maturity Date
Pensacola, Florida	Fairfield Inn	$3,120,000	7.35%	May 1, 2008
Pensacola, Florida	Courtyard by Marriott	5,200,000	7.35%	May 1, 2008
Tuscaloosa, Alabama	Fairfield Inn	5,800,000	7.30%	May 1, 2008
Tuscaloosa, Alabama	Courtyard by Marriott	5,800,000	7.30%	May 1, 2008
Huntsville, Alabama	Fairfield Inn	3,160,000	6.80%	January 11, 2013
Savannah, Georgia	Springhill Suites	3,200,000	6.80%	January 11, 2013
Montgomery, Alabama	Springhill Suites	3,950,000	6.80%	January 11, 2013
Orange Park, Florida	Fairfield Inn	3,400,000	8.52%	February 11, 2011
Dothan, Alabama	Courtyard by Marriott	3,710,000	7.35%	April 1, 2008
Birmingham, Alabama	Fairfield Inn	2,380,000	7.35%	May 1, 2008

Note for Table:

(a)	The two hotels in Tuscaloosa, Alabama serve as security for a single loan in an original principal amount of $5,800,000.

Separate and unrelated purchase contracts remain in effect for hotels in Brownsville and McAllen, Texas. The aggregate gross purchase price for these hotels would be $17,550,000. We expect that these hotels would have 90 rooms and 104 rooms, respectively. If a closing occurs under either of these contracts, the manager would be Texas Western Management Partners, L.P., which is managing five of our recently purchased hotels.

In addition, the purchase contract we entered into, through our wholly-owned subsidiary, on April 8, 2005 remains in effect for four hotels. The sellers under this purchase contract are affiliates of the seller of the recently purchased hotel in Wallingford, Connecticut. This contract is described in more detail in Supplement No. 10 dated May 18, 2005.

Based on the number of currently unsatisfied conditions to closing, there can be no assurance at this time that a closing will occur in connection with the 14 hotels listed in the table above, the two hotels in Texas or any of the four remaining hotels covered by the April 8, 2005 purchase contract.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of the 11 recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Albany, Georgia	Courtyard by Marriott	$734,702	June 24, 2005
Dothan, Alabama	Hampton Inn & Suites	770,023	June 24, 2005
Columbus, Georgia	Residence Inn	702,686	June 24, 2005
Huntsville, Alabama	Residence Inn	743,695	June 24, 2005
Lakeland, Florida	Residence Inn	908,392	June 24, 2005
Arlington, Texas	TownePlace Suites	669,852	June 30, 2005
Arlington, Texas	SpringHill Suites	848,072	June 30, 2005
Las Colinas, Texas	TownePlace Suites	902,835	June 30, 2005
Tempe, Arizona	SpringHill Suites	809,054	June 30, 2005
Tempe, Arizona	TownePlace Suites	771,954	June 30, 2005
Wallingford, Connecticut	Homewood Suites	860,383	July 8, 2005

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

With respect to the two hotels franchised by Hilton Hotels Corporation or one of its affiliates (located in Dothan, Alabama and Wallingford, Connecticut), there is a franchise license agreement between the franchisor and the applicable lessee (as specified in the previous section). Apple Six Hospitality, Inc. (our wholly-owned subsidiary) has entered into a guarantee in which it has guaranteed the payment and performance by the lessee under the franchise license agreement.

With respect to the other nine recently purchased hotels, there is a relicensing franchise agreement between the wholly-owned subsidiary we used as the lessee of the hotel and Marriott International, Inc., or one of its affiliates. In addition, we have caused our wholly-owned subsidiary, Apple Six Hospitality, Inc., to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

Owner Agreements

With respect to the nine recently purchase hotels covered by relicensing franchise agreements, there is a separate owner agreement between the applicable manager, purchaser and lessee. The owner agreement generally provides that the purchaser (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related management agreement or relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under the related management agreement or relicensing franchise agreement for the hotel.

OUR PROPERTIES

Our hotels, including our recently purchased hotels, offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the 11 recently purchased hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Albany, Georgia	Courtyard by Marriott	84	$8,597,357	$92 – 139	$7,391,000
Dothan, Alabama	Hampton Inn & Suites	85	8,672,556	84 – 109	7,861,000
Columbus, Georgia	Residence Inn	78	7,887,810	114 – 169	7,887,810
Huntsville, Alabama	Residence Inn	78	8,288,493	114 – 169	7,374,000
Lakeland, Florida	Residence Inn	78	9,886,109	109 – 169	8,417,000
Arlington, Texas	TownePlace Suites	95	7,148,000	99 – 149	6,153,000
Arlington, Texas	SpringHill Suites	122	7,486,000	109 – 119	6,408,000
Las Colinas, Texas	TownePlace Suites	136	7,178,000	124 – 164	6,023,000
Tempe, Arizona	SpringHill Suites	121	8,060,000	79 – 109	6,931,000
Tempe, Arizona	TownePlace Suites	119	8,128,000	110 – 170	6,943,000
Wallingford, Connecticut	Homewood Suites	104	12,780,000	99 – 149	11,439,000

	Total	1,100	$94,112,325

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)
PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001		2002	2003	2004	2005
Albany, Georgia	Courtyard by Marriott	—		—	—	53%	76%
Dothan, Alabama	Hampton Inn & Suites	—		—	—	36%	66%
Columbus, Georgia	Residence Inn	—		—	28%	79%	73%
Huntsville, Alabama	Residence Inn	—		67%	81%	83%	79%
Lakeland, Florida	Residence Inn	62%		73%	81%	89%	97%
Arlington, Texas	TownePlace Suites	(b	)	67%	69%	65%	46%
Arlington, Texas	SpringHill Suites	(b	)	(b )	57%	66%	63%
Las Colinas, Texas	TownePlace Suites	(b	)	48%	52%	62%	61%
Tempe, Arizona	SpringHill Suites	(b	)	(b )	70%	71%	79%
Tempe, Arizona	TownePlace Suites	(b	)	55%	74%	63%	76%
Wallingford, Connecticut	Homewood Suites	—		—	—	—	—

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001		2002	2003	2004	2005
Albany, Georgia	Courtyard by Marriott	—		—	—	$42	$63
Dothan, Alabama	Hampton Inn & Suites	—		—	—	28	54
Columbus, Georgia	Residence Inn	—		—	$82	89	71
Huntsville, Alabama	Residence Inn	—		$55	67	74	77
Lakeland, Florida	Residence Inn	$48		66	74	85	93
Arlington, Texas	TownePlace Suites	(b	)	41	38	38	30
Arlington, Texas	SpringHill Suites	(b	)	(b )	40	45	47
Las Colinas, Texas	TownePlace Suites	(b	)	33	30	34	42
Tempe, Arizona	SpringHill Suites	(b	)	(b )	44	50	84
Tempe, Arizona	TownePlace Suites	(b	)	32	38	35	71
Wallingford, Connecticut	Homewood Suites	—		—	—	—	—

Notes for Table 2:

(a)	Operating information is presented for the last five years. For a hotel which opened within that period, the presentation begins with the opening year of the hotel. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such periods.
(b)	Information not available from previous owner.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (c)	Real Property Tax
Albany, Georgia	Courtyard by Marriott	2004	(a)	43.2080%	$	(d	)
Dothan, Alabama	Hampton Inn & Suites	2004	(b)	31.0000%		(d	)
Columbus, Georgia	Residence Inn	2004	(a)	4.1530%		57,497
Huntsville, Alabama	Residence Inn	2004	(b)	5.8000%		37,382
Lakeland, Florida	Residence Inn	2004	(a)	20.6730%		69,341
Arlington, Texas	TownePlace Suites	2004	(a)	3.0503%		64,311
Arlington, Texas	SpringHill Suites	2004	(a)	3.0503%		93,469
Las Colinas, Texas	TownePlace Suites	2004	(a)	2.8740%		105,331
Tempe, Arizona	SpringHill Suites	2004	(b)	11.5689%		107,397
Tempe, Arizona	TownePlace Suites	2004	(b)	11.5689%		72,563
Wallingford, Connecticut	Homewood Suites	2004	(b)	26.6000%		(d	)

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents fiscal year.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(d)	This property began operation within the last 12 months and the local tax authority has not assessed this property.

UNIT REDEMPTION PROGRAM

(The following description replaces and supersedes all descriptions in the Prospectus regarding our redemption program, including (without limitation) the section that appeared on pages 92-93 of the Prospectus and was entitled “Share Redemption Program”)

We have implemented our Unit redemption program. Prior to the time that our Units are listed on a national securities exchange or for quotation on the Nasdaq Stock Market (or on a similar quotation system), our shareholders who have held their Units for at least one year may receive the benefit of limited liquidity by presenting for redemption all or a portion of their Units to us at any time in accordance with the procedures outlined in this description. We may, subject to the conditions and limitations described below, redeem the Units presented for redemption for cash to the extent that we have sufficient funds available to us to fund the redemption. If your redemption request is granted, you will receive the redemption amount within 30 days following the end of the quarter in which your redemption request is granted.

If you have held Units for the required one-year period, you may redeem your Units for a purchase price equal to the lesser of $11 per Unit, or the purchase price per Unit that you actually paid for your Units. In the event that you are redeeming all of your Units, Units purchased pursuant to our Additional Share Option or our dividend reinvestment plan we plan to implement following the conclusion of this offering may be excluded from the foregoing one-year holding period requirement, in the discretion of the board of directors. The board of directors reserves the right in its sole discretion at any time and from time to time to:

•	waive the one-year holding period in the event of the death of a shareholder, a shareholder’s disability or need for long-term care, other involuntary exigent circumstances such as bankruptcy, or a mandatory distribution requirement under a shareholder’s IRA;

•	reject any request for redemption;

•	change the purchase price for redemptions; or

•	otherwise amend the terms of, suspend or terminate our Unit redemption program.

Redemption of Units, when requested, will be made quarterly. We will limit the number of Units redeemed pursuant to our Unit redemption program to the lesser of as follows: (1) during any 12-month period, we will not redeem in excess of three percent (3.0%) of the weighted average number of Units outstanding at the beginning of the 12-month period; and (2) funding for the redemption of Units will come exclusively from the net proceeds we receive from the sale of Units under our Additional Share Option and our dividend reinvestment plan, or DRIP, we plan to implement following the conclusion of the offering so that in no event will the aggregate amount of redemptions under our Unit redemption program exceed aggregate net proceeds received by us from the sale of Units pursuant to our Additional Share Option and our dividend reinvestment plan. Notwithstanding the foregoing, we may consider, in our sole discretion, sources of funding other than our Additional Share Option and our DRIP to fund the redemption of Units under the Unit Redemption Program.

If funds available for our Unit redemption program are not sufficient to accommodate all requests, Units will be redeemed as follows: first, pro rata as to redemptions upon the death or disability of a shareholder; next pro rata as to redemptions to shareholders who demonstrate, in the discretion of our board of directors, another involuntary exigent circumstance, such as bankruptcy; next pro rata as to redemptions to shareholders subject to a mandatory distribution requirement under such shareholder’s IRA; and, finally, pro rata as to redemptions to other redemption requests. The board of directors, in its sole discretion, may choose to suspend or terminate the Unit redemption program or to reduce the number of Units purchased under the Unit redemption program if it determines the funds otherwise available to fund our Unit redemption program are needed for other purposes.

We cannot guarantee that the funds set aside for the Unit redemption program will be sufficient to accommodate all requests made in any year. If we do not have such funds available at the time when redemption is requested, you can withdraw your request for redemption by submitting a written request to withdraw your request for redemption to David Lerner Associates. If no withdrawal is requested, we will honor your request at such time, if any, when sufficient funds become available. You may withdraw your request for redemption at any time up until the time at which your Units are redeemed.

In general, a shareholder or his or her estate, heir or beneficiary may present to us fewer than all of the Units then-owned for redemption, except that the minimum number of Units that must be presented for redemption shall be at least 25% of the holder’s Units. However, provided that your redemption request is made within 180 days of the event giving rise to the special circumstances described in this sentence, where redemption is being requested (1) on behalf of a deceased shareholder; (2) by a shareholder who is deemed by our board of directors to be disabled or in need of long-term care; (3) by a shareholder due to other involuntary exigent circumstances, such as bankruptcy; or (4) by a shareholder due to a mandatory distribution under such shareholder’s IRA, a minimum of 10% of the shareholder’s Units may be presented for redemption; provided, however, that any future redemption request by such shareholder must present for redemption at least 25% of such shareholder’s remaining Units.

A shareholder who wishes to have Units redeemed must mail or deliver to us a written request on a form provided by us and executed by the shareholder, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have Units redeemed following the death of a shareholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the shareholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. A shareholder requesting the redemption of his Units due to a disability must mail or deliver to us a written request on a form provided by us, including the evidence acceptable to our board of directors of the shareholder’s disability. If the Units are to be redeemed under any conditions outlined herein, we will forward the documents necessary to effect the redemption, including any signature guaranty we may require.

The Unit redemption program is only intended to provide limited liquidity for shareholders until a secondary market develops for the Units. No such market presently exists, and we cannot assure you that any market for your Units will ever develop. If we redeem any of your Units under the Unit redemption program, you will not be permitted to purchase additional Units in this offering for a period of one year from the date of redemption.

The Units we purchase under the Unit redemption program will be cancelled, and will have the status of authorized, but unissued Units. We will not reissue such Units unless they are first registered with the Securities and Exchange Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise issued in compliance with such laws.

If we terminate, suspend, reduce the scope of or otherwise change the Unit redemption program, we will disclose the changes in reports filed with the Commission. We also will send written notification to all of our shareholders reporting the change.

The foregoing provisions regarding the Unit redemption program in no way limit our ability to repurchase Units from shareholders by any other legally available means for any reason that our board of directors, in its discretion, deems to be in our best interest.

We intend to establish at a later date a dividend reinvestment plan, or DRIP, that will allow you to have your dividends otherwise distributable to you invested in additional Units. Once the DRIP is established, funding for the redemption of Units will come from the proceeds we receive from the sale of Units under our DRIP. At that time, subject to funds being available, we will limit the number of Units redeemed pursuant to our Unit redemption program to the lesser of as follows: during any 12-month period, we will not redeem in excess of three percent (3.0%) of the weighted average number of Units outstanding at the beginning of the 12-month period; and funding for the redemption of Units will come exclusively from the proceeds we receive from the sale of Units under our dividend reinvestment plan. No commissions will be payable under the dividend reinvestment plan.